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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2010

Commission File Number 001-34083

NORTH ASIA INVESTMENT CORPORATION
(Translation of registrant's name into English)

Jongro Tower 18F, 6 Jongro 2-ga, Jongro-gu, Seoul, Korea
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F. ☒    Form 40-F. ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes. ☐    No. ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                    .

NORTH ASIA INVESTMENT CORPORATION ("NAIC") INTENDS TO HOLD PRESENTATIONS FOR CERTAIN OF ITS SHAREHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN PURCHASING NAIC SECURITIES, REGARDING ITS MERGER WITH PACIFIC CITY FINANCIAL CORPORATION ("PAC CITY"), AS PREVIOUSLY DESCRIBED. THIS REPORT ON FORM 6-K, INCLUDING THE EXHIBIT HERETO, MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

NAIC CONSUMMATED ITS INITIAL PUBLIC OFFERING ("IPO") IN JULY 2008. UNDER THE TERMS OF THE UNDERWRITING AGREEMENT EXECUTED IN CONNECTION WITH THE IPO, NAIC WOULD BE REQUIRED TO PAY ITS UNDERWRITERS $2,000,000 OF DEFERRED UNDERWRITING DISCOUNTS AND COMMISSIONS UPON CONSUMMATION OF AN "INITIAL BUSINESS COMBINATION" (AS DEFINED THEREIN). NAIC IS CURRENTLY NEGOTIATING WITH THE UNDERWRITERS WITH RESPECT TO THE AMOUNT TO BE PAID AT THE CLOSING OF THE MERGER. NO AGREEMENT HAS BEEN REACHED AS OF THE DATE HEREOF. IF THE MERGER IS NOT CONSUMMATED AND NAIC IS REQUIRED TO BE LIQUIDATED BECAUSE IT DOES NOT CONSUMMATE AN ALTERNATIVE TRANSACTION, THE UNDERWRITERS WILL NOT RECEIVE ANY OF SUCH FUNDS AND THE ENTIRE $2,000,000 HELD IN THE TRUST ACCOUNT WILL BE RETURNED TO NAIC'S SHAREHOLDERS UPON ITS LIQUIDATION (SUBJECT TO APPLICABLE LAWS REGARDING DISTRIBUTION OF ASSETS UPON SUCH A LIQUIDATION).

NAIC AND ITS DIRECTORS AND EXECUTIVE OFFICERS, AS WELL AS THE UNDERWRITERS TO THE EXTENT THEY ASSIST NAIC IN ITS EFFORTS IN CONNECTION WITH THE MERGER, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE MEETING OF NAIC SHAREHOLDERS TO BE HELD TO APPROVE THE MERGER.

PACIFIC CITY HAS FILED A REGISTRATION STATEMENT ON FORM S-4 CONTAINING A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS TO BE USED IN CONNECTION WITH NAIC'S SOLICITATION OF PROXIES FOR ITS SHAREHOLDER MEETING TO APPROVE THE BUSINESS COMBINATION WITH PAC CITY. SHAREHOLDERS OF NAIC AND OTHER INTERESTED PERSONS ARE ADVISED TO READ SUCH REGISTRATION STATEMENT, AS WELL AS PAC CITY'S FINAL REGISTRATION STATEMENT ON FORM S-4, BECAUSE SUCH DOCUMENTSWILL CONTAIN IMPORTANT INFORMATION. SUCH PERSONS CAN ALSO READ NAIC'S FINAL PROSPECTUS, DATED JULY 23, 2008, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE NAIC OFFICERS AND DIRECTORS AND OF THE UNDERWRITERS AND THEIR RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THE BUSINESS COMBINATION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WILL BE MAILED TO NAIC SHAREHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE BUSINESS COMBINATION. SHAREHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WITHOUT CHARGE, BY DIRECTING A REQUEST TO: NORTH ASIA INVESTMENT CORPORATION, JONGRO TOWER 18F, 6 JONGRO 2-GA, JONGRO-GU, SEOUL, REPUBLIC OF KOREA. THE REGISTRATION STATEMENT CONTAINING THE PROXY STATEMENT/PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION'S INTERNET SITE (http://www.sec.gov).

Explanatory Note

        In a Report on Form 6-K filed on January 12, 2010, North Asia Investment Corporation, a Cayman Islands exempted company ("NAIC"), announced it had entered into an Agreement and Plan of Reorganization (the "Merger Agreement") by and among NAIC, Thomas Chan-Soo Kang (for the specific purposes set forth therein), and Pacific City Financial Corporation, a California corporation ("Pac City"). Upon the consummation of the transactions contemplated by the Merger Agreement, NAIC will be merged with and into Pac City, with Pac City being the surviving entity (the "Merger").

        NAIC is filing this Report on Form 6-K to alert shareholders that Pac City has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a joint proxy statement/prospectus to be used by both Pac City and NAIC in connection with their respective meetings of shareholders to approve the Merger. The Registration Statement is attached to this report as Exhibit 99.1. The final joint proxy statement/prospectus, when completed, will be provided to NAIC's shareholders. Shareholders should read the final joint proxy statement/prospectus once it becomes available.

Exhibits

Exhibit	Description
99.1	Registration Statement on Form S-4 filed by Pacific City Financial Corporation on March 8, 2010

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2010	NORTH ASIA INVESTMENT CORPORATION
	By:	/s/ THOMAS CHAN-SOO KANG Thomas Chan-Soo Kang Chief Executive Officer

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SIGNATURES